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Calgary, Alberta
T2P 4H2 Canada
Tel 403.776.3700
Fax 403.776.3800

www.torys.com

February 14, 2012

To:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Superintendent of Securities, Prince Edward Island
Superintendent of Securities, Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:	TransGlobe Energy Corporation - Short Form Prospectus dated February 14, 2012 (the “Prospectus”)

We hereby consent to the reference to our name on the cover page and under the headings “Glossary of Terms”, “Interest of Experts”, “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment” in the Prospectus relating to the offering of $85,000,000 aggregate principal amount of 6.00% convertible unsecured subordinated debentures.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinions or that are within our knowledge as a result of services we performed in connection with such opinions.

This letter is solely for the private information and use of the securities regulatory authorities to whom this letter is addressed and is not to be quoted from or referred to, in whole or in part, in any document, and should not be relied upon by any other person or company.

Yours truly,

“Torys LLP”